                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                             EXE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   301504 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]      Rule 13d-1(b)
   [ ]      Rule 13d-1(c)
   [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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----------------------                                         -----------------
CUSIP No.  301504 10 6              SCHEDULE 13G               Page 1 of 4 pages
----------------------                                         -----------------


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     1.       Names of Reporting Persons
              I.R.S. Identification No. of above persons (entities only)

              RAYMOND R. HOOD
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     2.       Check the Appropriate Box if a Member of a Group*      (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
     3.       SEC Use Only

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     4.       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S. CITIZEN
--------------------------------------------------------------------------------
                                5.     Sole Voting Power

                                       3,521,833(1)(2)
  NUMBER OF                     ------------------------------------------------
    SHARES                      6.     Shared Voting Power
 BENEFICIALY
  OWNED BY                               0
    EACH                        ------------------------------------------------
  REPORTING                     7.     Sole Dispositive Power
   PERSON
                                        3,521,833(1)(2)
                                ------------------------------------------------
                                8.     Shared Dispositive Power

                                       0
--------------------------------------------------------------------------------
     9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             3,521,833(1)(2)
--------------------------------------------------------------------------------
    10.     Check box if the AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                     [ ]
--------------------------------------------------------------------------------
    11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            7.5% (AS OF DECEMBER 31, 2002)
--------------------------------------------------------------------------------
    12.     TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 633,333 shares that can be acquired within 60 days of December 31, 2002 by exercise of stock options. Also includes 131,000 shares held by a trust of which Mr. Hood is the sole trustee. For all purposes other than this Schedule 13G, Mr. Hood disclaims beneficial ownership of the shares held by the trust.

(2) All share amounts are prior to EXE Technologies, Inc.'s 1 for 7 reverse stock split, which was effective on January 2, 2003.




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----------------------                                         -----------------
CUSIP No.  301504 10 6              SCHEDULE 13G               Page 2 of 4 pages
----------------------                                         -----------------

--------------------------------------------------------------------------------
ITEM 1(a).         NAME OF ISSUER:

                   EXE TECHNOLOGIES, INC.
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ITEM 1(b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   8787 STEMMONS FREEWAY, DALLAS, TX 75247
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ITEM 2(a).         NAME OF PERSON FILING:

                   RAYMOND R. HOOD
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ITEM 2(b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                   8787 STEMMONS FREEWAY, DALLAS, TX 75247
--------------------------------------------------------------------------------
ITEM 2(c).         CITIZENSHIP:

                   U.S. CITIZEN
--------------------------------------------------------------------------------
ITEM 2(d).         TITLE OF CLASS OF SECURITIES:

                   COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
ITEM 2(e).         CUSIP NUMBER:

                   301504 10 6
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ITEM 3.            IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or
                   13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

                   (a)    [ ]      Broker or Dealer registered under Section 15
                                   of the Exchange Act.

                   (b)    [ ]      Bank as defined in Section 3(a)(6) of the
                                   Exchange Act.

                   (c)    [ ]      Insurance Company as defined in Section
                                   3(a)(19) of the Exchange Act.

                   (d)    [ ]      Investment company registered under Section 8
                                   of the Investment Company Act of 1940.

                   (e)    [ ]      An investment adviser in accordance with Rule
                                   13d-1(b)(1)(ii)(E);

                   (f)    [ ]      An employee benefit plan or endowment fund in
                                   accordance with Rule 13d-1(b)(1)(ii)(F);

                   (g)    [ ]      A parent holding company or control person
                                   in accordance with Rule 13d-1(b)(1)(ii)(G);

                   (h)    [ ]      A savings association as defined in Section
                                   3(b) of the Federal Deposit Insurance Act;

                   (i)    [ ]      A church plan that is excluded from the
                                   definition of an investment company under
                                   section 3(c)(14) of the Investment Company
                                   Act of 1940;

                   (j)    [ ]      Group, in accordance with Rule
                                   13d-1(b)(1)(ii)(J).

--------------------------------------------------------------------------------

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CUSIP No.  301504 10 6              SCHEDULE 13G               Page 3 of 4 pages
----------------------                                         -----------------

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ITEM 4.            OWNERSHIP

                   Provide the following information regarding the aggregate number and percentage of the Class of securities of the issuer identified in
Item 1.
                   (a)  Amount beneficially owned:         3,521,833(1)(2)
                                                   -----------------------------

                   (b)  Percent of Class:     7.5% (AS OF DECEMBER 31, 2002)
                                          --------------------------------------

                   (c)  Number of shares as to which such person has:

                        (i)    Sole power to vote or to direct the vote            3,521,833(1)(2)
                                                                        ---------------------------------------

                        (ii)   Shared power to vote or to direct the vote            0
                                                                          -------------------------------------

                        (iii)  Sole power to dispose or direct the disposition of       3,521,833(1)(2)
                                                                                  -----------------------------

                        (iv)   Shared power to dispose or direct the disposition of       0
                                                                                    ---------------------------

--------------------------------------------------------------------------------
ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------------------------------------------------------------------------------
ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.

                   NOT APPLICABLE.
--------------------------------------------------------------------------------
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                   NOT APPLICABLE.
--------------------------------------------------------------------------------
ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   NOT APPLICABLE.
--------------------------------------------------------------------------------
ITEM 9.            NOTICE OF DISSOLUTION OF GROUP.

                   NOT APPLICABLE.
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ITEM 10.           CERTIFICATIONS.

                   NOT APPLICABLE.
--------------------------------------------------------------------------------

(1) Includes 633,333 shares that can be acquired within 60 days of December 31, 2002 by exercise of stock options. Also includes 131,000 shares held by a trust of which Mr. Hood is the sole trustee. For all purposes other than this Schedule 13G, Mr. Hood disclaims beneficial ownership of the shares held by the trust.

(2) All share amounts are prior to EXE Technologies, Inc.'s 1 for 7 reverse stock split, which was effective on January 2, 2003.

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CUSIP No.  301504 10 6              SCHEDULE 13G               Page 4 of 4 pages
----------------------                                         -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February 11, 2003
                       ---------------------------------------------------------
                                               (Date)

                                        /s/ Raymond R. Hood
                       ---------------------------------------------------------
                                            (Signature)

                          Raymond R. Hood/Chairman of the Board of Directors
                       ---------------------------------------------------------
                                            (Name/Title)